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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form N-8A

                         NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(A) OF THE
                        INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
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Name:   SEI INSURANCE PRODUCTS TRUST

Address of Principal Office (No. & Street, City, State, Zip Code):

                  c/o CT Corporation
                  2 Oliver Street
                  Boston, Massachusetts 02109

Telephone Number (including area code): 1-610-676-1000

Name and address of agent for service of process:

Edward Loughlin          Copies to:  John H. Grady, Jr. Esq.           Richard W. Grant, Esq.
c/o SEI Investments                  Morgan, Lewis & Bockius LLP       Morgan, Lewis & Bockius LLP
One Freedom Valley Drive             1701 Market Street                1701 Market Street
Oaks, Pennsylvania 19456             Philadelphia, Pennsylvania 19103  Philadelphia, Pennsylvania 19103

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Check Appropriate Box:

    Registrant is filing a Registration Statement pursuant top Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes _X_ No ___

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Notice: A copy of the Agreement and Declaration of Insurance Products Trust
is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Registration Statement has been executed on behalf of the trust by an officer of the Trust as an officer and by its Trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust.

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Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Philadelphia, Commonwealth of Pennsylvania on the 31st day of December, 1998.


                           Signature: SEI INSURANCE PRODUCTS TRUST

                           By:  /s/ Richard W. Grant
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                                    Richard W. Grant
                                    Secretary